

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2018

David S. Graziosi
President and Chief Financial Officer
Allison Transmission Holdings Inc
One Allison Way
Indianapolis, IN 46222

      Re: Allison Transmission Holdings Inc
          Form 8-K Furnished February 14, 2018
          File No. 001-35456

Dear Mr. Graziosi:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Division of Corporation Finance
                                          Office of Transportation and Leisure